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                              August 26, 2022

       Remi Lalonde
       President and Chief Executive Officer
       Resolute Forest Products Inc.
       1010 De La Gauchetiere Street West, Suite 400
       Montreal, Quebec H3B 2N2, Canada

                                                        Re: Resolute Forest
Products Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed August 5,
2022
                                                            File No. 001-33776

       Dear Mr. Lalonde:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed August 5, 2022

       General

   1. Please provide us with your detailed legal analysis as to whether the contingent value rights are securities,
the offer and sale of which should be registered under the Securities
                                                        Act of 1933. In
preparing your response, please consider prior staff no-action letters on this topic, such as
Minnesota Mining and Manufacturing Co., SEC No-Action Letter (Oct.
                                                        13, 1998).

              Please contact Thomas Jones, Staff Attorney at (202) 551-3602 or Sherry Haywood, Staff
       Attorney at (202) 551-3345 with any questions.




                              Sincerely,
 Remi Lalonde
Resolute Forest Products Inc.
August 26, 2022
Page 2
FirstName LastNameRemi Lalonde
Comapany NameResolute Forest Products Inc.
                                             Division of Corporation Finance
August 26, 2022 Page 2                       Office of Manufacturing
FirstName LastName